Report of Independent Registered Public Accounting Firm


To the Board of Directors and Members of Mellon Optima L/S Strategy Fund, LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Mellon Optima L/S Strategy Fund, LLC
(the "Fund") complied with the requirements of subsections
(b) and (c) of rule 17f-2 under the Investment Company
Act of 1940 (the Act) as of December 31, 2019.
Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests performed as of December 31, 2019 and with respect to agreement of investment fund contributions and withdrawals, for the period from June 30, 2019 (date of last examination) through December 31, 2019:

Confirmation of all investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members or respective custodians as of December 31, 2019 without prior notice to management;

Reconciliation of all such investment fund positions to the books and records of the Fund;

Agreement of pending investment fund contributions and withdrawals as of our last report from the books and records of the Fund to confirmations or other alternative procedures.

Agreement of investment fund contributions and withdrawals since our last report from the books and records of the Fund to confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Mellon Optima
L/S Strategy Fund, LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2019, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and Members of Mellon Optima L/S Strategy Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

	/s/ ERNST & YOUNG LLP

New York, New York
April 29, 2020


Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

April 29, 2020

We, as members of management of Mellon Optima L/S Strategy
Fund, LLC (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2 "Custody of Investments by Registered
Management Investment Companies," of the Investment
Company Act of 1940 (the "Act").
We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of rule 17f-2 as of December 31, 2019 and from June 30, 2019 (date of last examination) through December 31, 2019.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2019 and from June 30, 2019 (date of last examination) through December 31, 2019, with respect to securities reflected in the investment account of the Fund.

Mellon Optima L/S Strategy Fund, LLC



By:

     /s/Anthony Mastrocola
     Anthony Mastrocola
     President and CEO


     /s/Jennifer L. Carnes
     Jennifer L. Carnes
     Vice President, Treasurer and CFO